UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

12 November 2012

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

9 November 2012

Diageo Announces Appointment to Executive Committee

Diageo has today announced the following changes to the executive committee which have immediate effect:

•	Andrew Morgan is appointed President, New Businesses. Andrew will report to Ivan Menezes, Chief Operating Officer.
•	John Kennedy is appointed President, Diageo Western Europe. John will report to Ivan Menezes.
•	Nick Blazquez is appointed President, Diageo Africa, Russia & Turkey. The Managing Directors for those businesses, Galip Yorgancioglu and Stephen Morley, will report to Nick.

Paul S Walsh, Chief Executive, Diageo, said:

'The Diageo Board and I have decided that our acquisitions will benefit from dedicated leadership of the integration process and consequently, we have appointed Andrew Morgan to the new position of President, New Businesses. In this role he will ensure that acquisition business cases are met or exceeded and that governance and compliance requirements are foremost in our implementation planning and execution. Our recent transactions in Brazil and Ethiopia, and our proposed transactions in India and South Africa will be managed under this governance model. I am delighted to have Andrew take on this critical role. He possesses immense transactional and integration experience having led, amongst other things, the integration of the Seagram acquisition in 2002. He has orchestrated the major expansion of our business in Turkey, Russia and Eastern Europe and the operating model change he instigated in Western Europe in 2011 has created a strong platform for the future of this market.

John Kennedy will now take full responsibility for all countries and functions in Western Europe. John brings a wealth of experience to his position having held senior staff and general management positions in Australia, the United States, Canada and Ireland and most recently as Chief Operating Officer, Western Europe. He will not be replaced in his current role.

Clustering our high growth markets in Africa and Europe under Nick Blazquez's leadership will, I am sure, continue the impressive performance momentum we have in each of them.

I believe that these appointments will further align the organisation behind the achievement of our growth aspirations and medium-term performance goals.'

ENDS

For further information:

Media relations

Rowan Pearman:	+44 (0)20 8978 4751
Lisa Crane:	+44 (0)20 8978 4771

press.office@diageo.com

Investor relations

Catherine James:	+44 (0)7803 854550
Angela Ryker Gallagher:	+44 (0)7803 855003
Sarah Paul:	+44 (0)7803 856876

investor.relations@diageo.com

About Diageo

Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Jose Cuervo, Tanqueray and Guinness.

Diageo is a global company, with its products sold in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people and its brands, visit www.diageo.com. For Diageo's global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit www.DRINKiQ.com.

Celebrating life, every day, everywhere.

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2012 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 12 November 2012	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary